Exhibit 99.3

February 12, 2025

New Gold Inc.
Ontario Securities Commission

Alberta Securities Commission
Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Financial and Consumer Services Division, Prince Edward Island

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

The Manitoba Securities Commission

Dear Sirs and Mesdames:

New Gold Inc. – Consent of Qualified Person

I, Alexander Alousis, consent to the public filing of the technical report titled “NI 43-101 Technical Report, Rainy River Mine, Ontario, Canada”, dated February 10, 2025 and with an effective date of December 31, 2024 (the “Technical Report”) by New Gold Inc. (the “Issuer”).

The Technical Report supports the press release of the Issuer dated February 12, 2025 (the “Press Release”). I consent to the use of any extracts from, or a summary of, the Technical Report in the Press Release.

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

/s/ Alexander Alousis

Alexander Alousis, P.Eng.